[redacted]

WAL★MART
MEXICO

06010964

FILE N°
82-4609

RECEIVED

2006 FEB 16 P 2:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

February 15, 2006

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the information of Wal-Mart de Mexico, S.A. de C.V., which was delivered to the Mexican Stock Exchange as follows:

- The consolidated financial statements for fourth quarter 2005.
- Press release reports results for 2005 and January 2006 sales.
- Press release Wal-Mart de Mexico notice to shareholders.

Sincerely,

Jorge Muñoz Lopez
Accounting Director

PROCESSED
FEB 16 2006
THOMSON FINANCIAL

dlw 2/16

The above-mentioned material is enclosed.

ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** Quarter: 4 Year: 2005

WAL - MART DE MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2005 AND 2004

(Thousands of Pesos)

JUDGED INFORMATION Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**TOTAL ASSETS**	**84,778,960**	**100**	**74,264,137**	**100**
2	**CURRENT ASSETS**	**31,382,518**	**37**	**26,978,787**	**36**
3	CASH AND SHORT-TERM INVESTMENTS	14,161,107	17	12,240,726	16
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,410,729	2	931,392	1
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	1,218,148	1	1,073,910	1
6	INVENTORIES	14,098,156	17	12,369,701	17
7	OTHER CURRENT ASSETS	494,378	1	363,058	0
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**53,396,442**	**63**	**47,285,350**	**64**
13	PROPERTY	51,998,966	61	46,266,266	62
14	MACHINERY AND INDUSTRIAL	0	0	0	0
15	OTHER EQUIPMENT	19,407,225	23	18,235,497	25
16	ACCUMULATED DEPRECIATION	20,012,901	24	18,020,034	24
17	CONSTRUCTION IN PROGRESS	2,003,152	2	803,621	1
18	**DEFERRED ASSETS (NET)**	**0**	**0**	**0**	**0**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**32,978,427**	**100**	**25,753,266**	**100**
21	**CURRENT LIABILITIES**	**26,927,131**	**82**	**20,453,684**	**79**
22	SUPPLIERS	20,429,572	62	16,550,510	64
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	1,899,955	6	607,570	2
26	OTHER CURRENT LIABILITIES	4,597,604	14	3,295,604	13
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**4,467,390**	**14**	**5,132,814**	**20**
32	**OTHER LIABILITIES**	**1,583,906**	**5**	**166,768**	**1**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**51,800,533**	**100**	**48,510,871**	**100**
34	**MINORITY INTEREST**				
35	**MAJORITY INTEREST**	**51,800,533**	**100**	**48,510,871**	**100**
36	**CONTRIBUTED CAPITAL**	**16,913,846**	**33**	**15,516,965**	**32**
37	PAID-IN CAPITAL STOCK (NOMINAL)	8,825,697	17	6,857,044	14
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	7,964,316	15	8,096,985	17
39	PREMIUM ON SALES OF SHARES	123,833	0	562,936	1
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**34,886,687**	**67**	**32,993,906**	**68**
42	RETAINED EARNINGS AND CAPITAL RESERVE	35,711,651	69	34,767,452	72
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(10,292,313)	(20)	(9,865,632)	(20)
45	NET INCOME FOR THE YEAR	9,467,349	18	8,092,086	17

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** Quarter: 4 Year: 2005
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**14,161,107**	**100**	**12,240,726**	**100**
46	CASH	69,065	0	80,224	1
47	SHORT-TERM INVESTMENTS	14,092,042	100	12,160,502	99
18	**DEFERRED ASSETS (NET)**	**0**	**100**	**0**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**26,927,131**	**100**	**20,453,684**	**100**
52	FOREING CURRENCY LIABILITIES	1,546,588	6	1,414,829	7
53	MEXICAN PESOS LIABILITIES	25,380,543	94	19,038,855	93
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**4,597,604**	**100**	**3,295,604**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	4,597,604	100	3,295,604	100
27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**4,467,390**	**100**	**5,132,814**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	4,467,390	100	5,132,814	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**1,583,906**	**100**	**166,768**	**100**
68	RESERVES	24,449	2	25,668	15
69	OTHER LIABILITIES	1,559,457	98	141,100	85
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(10,292,313)**	**100**	**(9,865,632)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(10,292,313)	(100)	(9,865,632)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

Quarter: 4 Year: 2005

FILE N°
82-4609

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	4,455,387	6,525,103
73	PENSIONS FUND AND SENIORITY PREMIUMS	228,431	197,285
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	124,295	109,057
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	4,322,958,135	4,370,174,732
78	REPURCHASED SHARES (*)	100,761,900	103,754,300

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2005**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED EARNINGS STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2005 AND 2004
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**165,021,769**	**100**	**145,137,262**	**100**
2	COST OF SALES	129,856,519	79	114,618,090	79
3	**GROSS INCOME**	**35,165,250**	**21**	**30,519,172**	**21**
4	OPERATING EXPENSES	22,906,900	14	20,669,000	14
5	**OPERATING INCOME**	**12,258,350**	**7**	**9,850,172**	**7**
6	TOTAL FINANCING COST	(1,394,833)	(1)	(1,054,847)	(1)
7	**INCOME AFTER FINANCING COST**	**13,653,183**	**8**	**10,905,019**	**8**
8	OTHER FINANCIAL OPERATIONS	251,581	0	215,317	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**13,401,602**	**8**	**10,689,702**	**7**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	3,934,253	2	2,597,616	2
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**9,467,349**	**6**	**8,092,086**	**6**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**9,467,349**	**6**	**8,092,086**	**6**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**9,467,349**	**6**	**8,092,086**	**6**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	9,467,349	6	8,092,086	6
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	9,467,349	6	8,092,086	6

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: 4 YEAR: 2005
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

CONSOLIDATED EARNINGS STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL Amount	%
1	**NET SALES**	**165,021,769**	**100**	**145,137,262**	**100**
21	DOMESTIC	165,021,769	100	145,137,262	100
22	FOREING	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**(1,394,833)**	**100**	**(1,054,847)**	**100**
24	INTEREST PAID	0	0	0	0
25	EXCHANGE LOSSES	0	0	0	0
26	INTEREST EARNED	1,132,206	81	793,235	75
27	EXCHANGE PROFITS	7,860	1	2,944	0
28	GAIN DUE TO MONETARY POSITION	(254,767)	(18)	(258,668)	(25)
42	LOSS BY CHANGES IN UDI'S	0	0	0	0
43	GAIN BY CHANGES IN UDI'S	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**251,581**	**100**	**215,317**	**100**
29	OTHER NET EXPENSES (INCOME) NET	251,581	100	215,317	100
30	(PROFIT) LOSS ON SALES OF OWM SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**3,934,253**	**100**	**2,597,616**	**100**
32	INCOME TAX	4,466,948	114	2,812,897	108
33	DEFERRED INCOME TAX	(605,202)	(15)	(250,816)	(10)
34	WORKERS' PROFIT SHARING	72,507	2	35,535	1
35	DEFERRED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2005**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

CONSOLIDATED EARNINGS STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	0	0
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	165,021,769	145,137,262
39	OPERATION INCOME (**)	12,258,350	9,850,172
40	NET INCOME OF MAYORITY INTEREST(**)	9,467,349	8,092,086
41	NET CONSOLIDATED INCOME(**)	9,467,349	8,092,086

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: 4 YEAR: 2005

WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED EARNINGS STATEMENT QUARTER
FROM OCTOBER THE 1st TO DECEMBER 31 OF 2005 AND 2004
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**50,207,069**	**100**	**43,759,064**	**100**
2	COST OF SALES	39,274,122	78	34,402,047	79
3	**GROSS INCOME**	**10,932,947**	**22**	**9,357,017**	**21**
4	OPERATING EXPENSES	6,361,011	13	5,701,937	13
5	**OPERATING INCOME**	**4,571,936**	**9**	**3,655,080**	**8**
6	TOTAL FINANCING COST	(380,226)	(1)	(357,159)	(1)
7	**INCOME AFTER FINANCING COST**	**4,952,162**	**10**	**4,012,239**	**9**
8	OTHER FINANCIAL OPERATIONS	20,634	0	17,676	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**4,931,528**	**10**	**3,994,563**	**9**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	1,393,232	3	388,219	1
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**3,538,296**	**7**	**3,606,344**	**8**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**3,538,296**	**7**	**3,606,344**	**8**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**3,538,296**	**7**	**3,606,344**	**8**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**3,538,296**	**7**	**3,606,344**	**8**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**3,538,296**	**7**	**3,606,344**	**8**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2005**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED EARNINGS STATEMENT QUARTER
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**50,207,069**	**100**	**43,759,064**	**100**
21	DOMESTIC	50,207,069	100	43,759,064	100
22	FOREING	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**(380,226)**	**100**	**(357,159)**	**100**
24	INTEREST PAID	0	0	0	0
25	EXCHANGE LOSSES	15,719	4	8,334	2
26	INTEREST EARNED	229,041	60	232,229	65
27	EXCHANGE PROFITS	-	0	-	0
28	GAIN DUE TO MONETARY POSITION	(166,904)	(44)	(133,264)	(37)
42	LOSS BY CHANGES IN UDI'S	0	0	0	0
43	GAIN BY CHANGES IN UDI'S	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**20,634**	**100**	**17,676**	**100**
29	OTHER NET EXPENSES (INCOME) NET	20,634	100	17,676	100
30	(PROFIT) LOSS ON SALES OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**1,393,232**	**100**	**388,219**	**100**
32	INCOME TAX	1,724,573	124	1,033,044	266
33	DEFERRED INCOME TAX	(368,249)	(26)	(662,337)	(171)
34	WORKERS' PROFIT SHARING	36,908	3	17,512	5
35	DEFERRED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** Quarter: 4 Year: 2005
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2005 AND 2004
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**9,467,349**	**8,092,086**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	2,492,672	2,384,225
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**11,960,021**	**10,476,311**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	3,485,066	(967,735)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**15,445,087**	**9,508,576**
6	CASH FLOW FROM EXTERNAL FINANCING	1,418,357	86,057
7	CASH FLOW FROM INTERNAL FINANCING	(5,297,417)	(4,532,100)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(3,879,060)**	**(4,446,043)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(9,645,646)**	**(5,608,151)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	1,920,381	(545,618)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	12,240,726	12,786,344
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	14,161,107	12,240,726

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** Quarter: 4 Year: 2005
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**2,492,672**	**2,384,225**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	3,110,483	2,703,858
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	31,180	27,576
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(648,991)	(347,209)
40	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING	0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**3,485,066**	**(967,735)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(623,575)	149,589
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(2,184,252)	(1,260,281)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(131,320)	(12,951)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	3,879,062	364,340
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	2,545,151	(208,432)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**1,418,357**	**86,057**
23	+SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+DIVIDEND RECEIVED	0	0
26	+OTHER FINANCING	1,418,357	86,057
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(5,297,417)**	**(4,532,100)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(4,754,755)	(4,040,526)
31	(-) DIVIDENDS PAID	(542,662)	(491,574)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(9,645,646)**	**(5,608,151)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(8,129,949)	(6,264,496)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+SALE OF TANGIBLE FIXED ASSETS	361,382	684,833
39	+ (-) OTHER ITEMS	(1,877,079)	(28,488)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: 4 YEAR:2005
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

RATIOS
CONSOLIDATED INFORMATION

JUDGED INFORMATION **Final Printing**

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	5.74 %	5.58 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	18.28 %	16.68 %
3	NET INCOME TO TOTAL ASSETS (**)	11.17 %	10.90 %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	6.71 %	8.29 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	2.69 %	3.20 %
	ACTIVITY		
6	NET SALES TO TOTAL ASSETS (**)	1.95 times	1.95 times
7	NET SALES TO FIXED ASSETS (**)	3.09 times	3.07 times
8	INVENTORIES ROTATION (**)	9.21 times	9.27 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	3 days	2 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00 %	0.00 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	38.90 %	34.68 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.64 times	0.53 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	4.69 %	5.49 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00 %	0.00 %
15	OPERATING INCOME TO INTEREST PAID	0.00 times	0.00 times
16	NET SALES TO TOTAL LIABILITIES (**)	5.00 times	5.64 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.17 times	1.32 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.64 times	0.71 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.95 times	1.05 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	52.59 %	59.85 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	7.25 %	7.22 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	2.11 %	(0.67) %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.00 times	0.00 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(36.56) %	(1.94) %
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	136.56 %	101.94 %
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	84.29 %	111.70 %

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 4 YEAR: 2005

FILE N°
82-4609

DATA PER SHARE
CONSOLIDATED INFORMATION

JUDGED INFORMATION **Final Printing**

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 2.16		$ 1.83	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$ 2.16		$ 1.83	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 11.98		$ 11.10	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.63	pesos	$ 0.44	pesos
10	DIVIDEND IN SHARE PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	4.93	times	3.57	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	27.28	times	21.67	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAS TWELVE MONTHS.

NOTE 1 - PREMIUM ON SALE OF SHARES

REFERENCE S-39 OF THE CONSOLIDATED FINANCIAL STATEMENT IN ITEM "PREMIUM ON SALE OF SHARES", THE STOCK OPTION PLAN FUND FOR PERSONNEL IS INCLUDED IN BOTH YEARS.

NOTE 2 - CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

THE REFERENCE C-26 "OTHER FINANCING" OF THE MAIN ITEMS BREAKDOWN OF THE STATEMENT OF CHANGES IN THE FINANCIAL POSITION, THE TOTAL AMOUNT REPORTED IN BOTH YEARS INCLUDE LIABILITIES FOR CAPITAL LEASE.

THE REFERENCE C-30 "INCREASE (DECREASE) IN CAPITAL STOCKS" OF THE MAIN ITEMS BREAKDOWN OF THE STATEMENT OF CHANGES IN THE FINANCIAL POSITION, THE TOTAL AMOUNT REPORTED IN BOTH YEARS INCLUDE THE REPURCHASE OF OWN SHARES.

THE REFERENCE C-39 "OTHER ITEMS" OF THE MAIN ITEMS BREAKDOWN OF THE STATEMENT OF CHANGES IN THE FINANCIAL POSITION, IN THE QUARTER OF PRESENT FINANCIAL YEAR INCLUDE THE INVESTMENT OF THE CAPITAL LEASES FOR THE RENTAL OF REAL STATE.

NOTE 3 - RATIOS CONSOLIDATED

SINCE THE "SIFIC" SYSTEM CANNOT RECORD RESULTS ON A TWELVE MONTH BASIS FOR ITEMS OF THE STATEMENT OF RESULTS AS WELL AS FOR THE FINANCIAL STATEMENT, THE CALCULATIONS ARE THUS INCLUDED ON THOSE BASES AND ARE AS FOLLOW:

REF P	CONCEPTS		QUARTER CURRENT	QUARTER PREVIOUS
	YIELD			
2	NET INCOME TO STOCK HOLDERS' EQUITY	(**)	19.18%	17.58%
3	NET INCOME TO TOTAL ASSETS	(**)	12.46%	11.48%
	ACTIVITY			
6	NET SALES TO TOTAL ASSETS	(**)	2.17 TIMES	2.06 TIMES
7	NET SALES TO FIXED ASSETS	(**)	3.37 TIMES	3.17 TIMES
8	INVENTORIES ROTATION	(**)	9.81 TIMES	9.67 TIMES

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FILE N° 82-4609

LEVERAGE

16	NET SALES TO TOTAL LIABILITIES	(**)	6.20 TIMES	5.93 TIMES

(**) = INFORMATION REGARDING LAST TWELVE MONTHS

NOTE 4 - DATA PER SHARE

THE REFERENCE D-9 OF DATA PER SHARE, THE AMOUNT OF CASH DIVIDEND ACUMULATED PER SHARE IS PRESENTED TO NOMINAL VALUE. SUCH DIVIDEND WAS DECLARED IN THE REGULAR SHAREHOLDERS' MEETING AS IS EXPLAINED IN THE ANNEX 2 "FINANCIAL STATEMENT COMPLEMENTARY NOTES" NOTE 9 PARAGRAPH 4.

NOTE 5 - MEMBERSHIP INCOME

THE EARNED INCOME IS PRESENTED UNDER A SPECIFIC HEADING AFTER NET SALES IN THE STATEMENTS OF INCOME. THE CURRENT SIFIC SYSTEM STATEMENT OF INCOME FORMAT, HOWEVER, REQUIRES THAT IT IS PRESENTED UNDER THE HEADING OF NET SALES, SUCH AS IS SHOWN IN ANNEX 11 "SALES DISTRIBUTION BY PRODUCT".

NOTE 6 - CHARACTERISTICS OF THE SHARES

WAL-MART DE MEXICO SHARES ARE AT UNEXPRESSIVE NOMINAL VALUE.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 4 YEAR: 2005

DIRECTOR REPORT (1)

FILE N°
82-4609

ANNEX 1

CONSOLIDATED

JUDGED INFORMATION

Final Printing

DURING 2005, TOTAL WALMEX SALES SUMMED $164,369 MILLION PESOS, $19,849 MILLION PESOS HIGHER THAN LAST YEAR, THUS AN INCREASE OF 18.2% IN NOMINAL TERMS AND 13.7% IN REAL TERMS, THAN IS, AFTER ADJUSTING FOR INFLATION. COMP STORES SALES GREW IN NOMINAL TERMS 10.0% AND 5.8% IN REAL TERMS COMPARED TO LAST YEAR'S RESULTS.

GROWTH IN SALES WAS POSSIBLE DUE TO THE CONFIDENCE AND PREFERENCE OF OVER 742 MILLION CUSTOMERS WHO VISITED OUR UNITS DURING THE YEAR, THEREBY REPRESENTING AN INCREASE OF 12% REGARDING FIGURES FOR 2004.

GROSS MARGIN FOR THE JAN-DEC PERIOD WAS 21.3%, 30 BASIS POINTS HIGHER THAN 2004. IN MONETARY TERMS, GROSS PROFIT WAS 15% HIGHER THAN LAST YEAR.

OPERATING EXPENSES REPRESENT 13.9% OF TOTAL REVENUES, 30 BASE-POINT BELOW RESULTS FOR 2004. AS A RESULT OF A GREATER GROSS MARGIN AND LOWER OPERATING EXPENSES, OPERATING INCOME GREW 24% THUS REPRESENTING 7.4% OF TOTAL REVENUES.

EBITDA, WHEN COMPARED TO THE PREVIOUS YEAR, GREW 22% IN REAL TERMS, WHICH IS 9.3% OF TOTAL REVENUES.

NET CONSOLIDATED INCOME TOTALED $9,467 MILLION PESOS, WHICH REPRESENTS 5.7% OF TOTAL REVENUES FOR THE YEAR, AND 17% IN REAL GROWTH OVER THE PREVIOUS YEAR.

WALMEX OPENED 95 OPERATING UNITS IN 2005, OF WHICH 72 ARE SELF-SERVICE STORES, 3 ARE CLOTHING STORES AND 20 ARE RESTAURANTS (INCLUDING 2 FRANCHISE TAKE-OVER) THUS HAVING 783 STORES AND RESTAURANTS. AS A RESULT, THE INSTALLED CAPACITY GREW 15.6% IN SELF-SERVICE AND 4.9% IN RESTAURANT SEATING.

AS OF DECEMBER 31, 2005, CASH ON HAND FOR THE COMPANY AMOUNTED TO $14,161 MILLION PESOS, THIS AFTER HAVING PAID $543 MILLION PESOS IN DIVIDENDS, HAVING INVESTED $8,130 MILLION PESOS IN FIXED ASSETS FROM JAN-DEC 2005, AND HAVING PAID $4,755 MILLION PESOS FOR THE REPURCHASE OF 102.3 MILLION SHARES.

MEXICO CITY, FEBRUARY 9, 2006

EDUARDO SOLORZANO
PRESIDENT & CEO

1 - SIGNIFICANT ACCOUNTING POLICIES:

FINANCIAL INFORMATION PERTAINING TO THE CURRENT FISCAL YEAR AS WELL AS PREVIOUS ONE IS RESTATED IN THOUSANDS OF MEXICAN PESOS WITH PURCHASING POWER AT DECEMBER 31, 2005, THROUGH FACTORS DERIVED FROM THE NATIONAL CONSUMER PRICE INDEX (NCPI), UNLESS OTHERWISE INDICATED.

THE MOST IMPORTANT ACCOUNTING POLICIES ARE DESCRIBED BELOW:

A. THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE STATEMENTS OF WAL-MART DE MEXICO, S.A. DE C.V. (WALMEX OR "THE COMPANY") AND THOSE OF ITS SUBSIDIARIES. ALL RELATED PARTY BALANCES AND TRANSACTIONS WERE ELIMINATED IN THE CONSOLIDATION.

B. THE CONSOLIDATED FINANCIAL STATEMENTS PROVIDE COMPREHENSIVE RECOGNITION OF THE EFFECTS OF INFLATION ON THE FINANCIAL INFORMATION AS REQUIRED BY ACCOUNTING BULLETIN B-10 ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS (INSTITUTO MEXICANO DE CONTADORES PUBLICOS OR IMCP).

C. THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN MEXICO REQUIRES THE USE OF ESTIMATES IN SOME ITEMS. ACTUAL RESULTS MIGHT DIFFER FROM THESE ESTIMATES.

D. CASH EQUIVALENTS ARE STATED AT COST PLUS ACCRUED INTEREST, NOT IN EXCESS OF MARKET VALUE.

THE COMPANY HAS NO FINANCIAL INSTRUMENTS (DERIVATIVES).

E. INVENTORIES ARE STATED AT AVERAGE COST, DETERMINED LARGELY USING THE RETAIL METHOD. DUE TO THE RAPID TURNOVER OF INVENTORIES, THE COST SO DETERMINED IS CONSIDERED TO BE SIMILAR TO REPLACEMENT COST AT THE BALANCE SHEET DATE, NOT IN EXCESS OF MARKET VALUE.

THE BUYING ALLOWANCES ARE CHARGED TO OPERATIONS BASED ON THE TURNOVER OF INVENTORIES THAT GAVE RISE THEM.

F. PROPERTY AND EQUIPMENT ARE RECORDED INITIALLY AT COST AND THEN RESTATED USING THE CONSTANT-PESO-VALUE METHOD AS DESCRIBED IN NOTE 3.

FIXED ASSET DEPRECIATION IS COMPUTED USING THE STRAIGHT-LINE METHOD, AT RATES RANGING FROM 3% TO 33%.

AS OF 2005, THE COMPANY CLASSIFIES ITS OPERATING AND CAPITAL LEASES FOR THE RENTAL OF PROPERTY FOLLOWING THE GUIDELINES ESTABLISHED IN MEXICAN ACCOUNTING BULLETIN D-5, LEASES, ISSUED BY THE IMCP, CONSIDERING THE TOTAL TERM OF EACH LEASE AGREEMENT, INCLUDING THEIR RESPECTIVE RENEWALS.

G. FOREIGN CURRENCY DENOMINATED MONETARY ASSETS AND LIABILITIES ARE TRANSLATED TO MEXICAN PESOS AT THE PREVAILING EXCHANGE RATE AS OF THE BALANCE SHEET DATE. EXCHANGE DIFFERENCES DETERMINED ARE CHARGED OR CREDITED TO INCOME.

H. DEFERRED INCOME TAX IS RECOGNIZED ON BASICALLY ALL TEMPORARY DIFFERENCES IN BALANCE SHEET ACCOUNTS FOR FINANCIAL AND TAX REPORTING PURPOSES, USING THE ENACTED INCOME TAX RATE AT THE TIME THE DIFFERENCES ARE EXPECTED TO REVERSE.

CURRENT YEAR EMPLOYEE PROFIT SHARING IS EXPENSED AS INCURRED AND REPRESENTS A LIABILITY DUE AND PAYABLE IN A PERIOD OF LESS THAN ONE YEAR.

I. SENIORITY PREMIUMS ACCRUING TO EMPLOYEES IN TERMS OF MEXICAN LABOR LAW ARE RECOGNIZED AS A COST OF THE YEARS IN WHICH SERVICES ARE RENDERED, BASED ON INDEPENDENT ACTUARIAL COMPUTATIONS.

ALL OTHER PAYMENTS ACCRUING TO EMPLOYEES OR THEIR BENEFICIARIES IN THE EVENT OF SEPARATION OR DEATH, IN TERMS OF MEXICAN LABOR LAW ARE EXPENSED AS INCURRED.

J. THE MOST IMPORTANT INFLATION ACCOUNTING CONCEPTS AND PROCEDURES ARE DESCRIBED BELOW:

THE ACCUMULATED EFFECT OF RESTATEMENT INCLUDES THE ACCUMULATED MONETARY POSITION RESULT AT THE TIME THE EFFECTS OF INFLATION ON THE FINANCIAL INFORMATION WERE FIRST RECOGNIZED, AS WELL AS THE RESULT FROM HOLDING NONMONETARY ASSETS, WHICH REPRESENTS THE CHANGE IN THE SPECIFIC VALUE OF NONMONETARY ASSETS OVER OR UNDER THE RATE OF INFLATION AS MEASURED BY THE NCPI.

THE NET MONETARY POSITION RESULT IS DETERMINED BY APPLYING THE NCPI TO NET MONETARY ASSETS AND LIBILITIES DURING THE PERIOD.

K. THE EMPLOYEE STOCK OPTION PLAN FUND IS COMPRISED OF WALMEX SHARES PRESENTED AT ACQUISITION COST, AS RESTATED BASED ON THE NCPI. THE PLAN IS DESIGNED TO GRANT STOCK OPTIONS TO EXECUTIVES OF THE COMPANIES IN THE GROUP, AS APPROVED BY THE NATIONAL BANKING AND SECURITIES COMMISSION.

L. THE PREMIUM ON THE SALE OF SHARES REPRESENTS THE DIFFERENCE BETWEEN THE COST OF THE SHARES, RESTATED BASED ON THE NCPI, AND THE VALUE AT WHICH SUCH SHARES WERE ASSIGNED TO EXECUTIVES OF COMPANIES IN THE GROUP, NET OF THE CORRESPONDING INCOME TAX.

M. COMPREHENSIVE INCOME CONSISTS OF THE CURRENT YEAR NET INCOME PLUS THE CURRENT YEAR RESTATEMENT.

N. SALES REVENUES ARE RECOGNIZED AT THE TIME CUSTOMER TAKES POSSESSION OF MERCHANDISE.

REVENUES FROM THE SALES OF SAM´S CLUB MEMBERSHIP CARDS ARE DEFERRED OVER THE TWELVE-MONTH TERM OF THE MEMBERSHIP.

O. SEGMENT FINANCIAL INFORMATION HAS BEEN PREPARED USING THE MANAGEMENT APPROACH ESTABLISHED IN MEXICAN ACCOUNTING BULLETIN B-5 ISSUED BY THE IMCP.

P. IMPAIRMENT IN THE VALUE OF LONG-LIVED ASSETS AND THE DISPOSAL OF SUCH ASSETS ARE RECORDED BY CALCULATING THE PRESENT VALUE OF ESTIMATED FUTURE CASH FLOWS TO DETERMINE THE VALUE IN USE OF EACH ASSETS, CONSIDERING EACH OF THE COMPANY'S STORES AND RESTAURANT AS MINIMUM CASH-GENERATING UNIT.

NOTE 2 - ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) AND OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE:

THE BALANCE OF THESE ACCOUNTS AT DECEMBER 31, 2005, IS PRESENTED NET OF AN ALLOWANCE FOR BAD DEBTS OF PS. 345,295.

OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE INCLUDE TAXES RECOVERY OF PS.1,052,316.

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT:

MEXICAN ACCOUNTING BULLETIN B-10 SPECIFIES THAT PROPERTY AND EQUIPMENT OWNED AT DECEMBER 31, 1996 THAT WERE RESTATED AT SUCH DATE ON THE BASIS OF APPRAISALS MADE BY INDEPENDENT EXPERTS ARE TO BE RESTATED THEREAFTER USING THE CONSTANT-PESO-VALUE METHOD. PROPERTY AND EQUIPMENT ACQUIRED ON OR AFTER JANUARY 1, 1997 ARE RECORDED INITIALLY AT HISTORICAL COST AND THEN RESTATED USING THE CONSTANT-PESO-VALUE METHOD.

AT DECEMBER 31, 2005, AN ANALYSIS OF PROPERTY AND EQUIPMENT IS AS FOLLOWS:

	AMOUNT
INVESTMENTS SUBJECT TO DEPRECIATION:	
BUILDINGS, FACILITIES AND LEASEHOLD IMPROVEMENTS	PS. 33,880,639
FIXTURES AND EQUIPMENT	19,407,225
SUBTOTAL	53,287,864
ACCUMULATED DEPRECIATION	(20,012,901)
INVESTMENTS SUBJECT TO DEPRECIATION-NET	33,274,963
INVESTMENTS NOT SUBJECT TO DEPRECIATION:	
LAND	18,118,327
CONSTRUCTION IN PROGRESS	2,003,152
INVESTMENTS NOT SUBJECT TO DEPRECIATION	20,121,479
TOTAL	PS. 53,396,442

AT DECEMBER 31, 2005, THE PROPERTY AND EQUIPMENT CAPTION INCLUDES PS.2,638,722 FOR PROPERTY ACQUIRED UNDER CAPITAL LEASES; THE RELATED ACCUMULATED AMORTIZATION FOR THE YEAR IS PS. 857,377.

PROPERTY RENTAL EXPENSE CHARGED TO RESULTS OF OPERATIONS OF 2005 AND 2004 WAS PS. 1,137,488 AND PS. 1,115,276, RESPECTIVELY.

NOTE 4 - STOCK MARKET CREDITS:

NON-APPLY

NOTE 5 - CONTINGENT LIABILITY:

AS OF DECEMBER 31, 2005, THERE ARE NOT CONTINGENT LIABILITIES.

NOTE 6 - LONG-TERM OTHER LIABILITIES:

THE COMPANY HAS ENTERED INTO CAPITAL LEASES FOR THE RENTAL OF REAL STATE. SUCH LEASES ARE RECORDED AT THE LESSER OF EITHER THE PRESENT VALUE OF MINIMUM RENTAL PAYMENTS OR THE MARKET VALUE OF THE PROPERTY UNDER LEASE AND ARE AMORTIZED OVER THE USEFUL LIFE OF EACH PRROPERTY (UP TO 33 YEARS).

THE COMPANY HAS ALSO ENTERED INTO CAPITAL LEASES FOR THE RENTAL OF RESIDUAL WATER TREATMENT PLANTS USED TO MEET ENVIRONMENTAL PROTECTION STANDARDS. SUCH LEASES ARE FOR TERMS OF 4.5 YEARS.

THE LIABILITY RECORDED FOR SUCH LEASES IS PS. 1,559,457.

AN ANAYSIS OF FUTURE MINIMUM COMPULSORY PAYMENTS UNDER CAPITAL LEASES OVER THE NEXT 5 YEARS IS AS FOLLOWS:

YEAR	AMOUNT
2006	PS. 129,267
2007	PS. 119,123
2008	PS. 121,015
2009	PS. 95,309
2010	PS. 93,221

RELATED PAYMENTS MADE IN 2006 ARE PRESENTED AS PART OF OTHER CURRENT LIABILITIES.

NOTE 7 - INCOME TAX AND EMPLOYEE PROFIT SHARING:

THE COMPANY AND ITS SUBSIDIARIES HAVE BEEN AUTHORIZED BY THE MINISTRY OF FINANCE AND PUBLIC CREDIT TO DETERMINE THEIR TAX RESULTS ON A CONSOLIDATED BASIS.

AT DECEMBER 31, 2005, AN ANALYSIS OF TAXES CHARGED TO RESULTS OF OPERATIONS IS AS FOLLOWS:

	AMOUNT
CURRENT YEAR INCOME TAX	PS. 4,466,948
DEFERRED INCOME TAX	(477,762)
SUBTOTAL	3,989,186
MONETARY POSITION GAIN ON INITIAL EFFECT AND NONMONETARY ITEMS OF DEFERRED INCOME TAX	(127,440)
EMPLOYEE PROFIT SHARING	72,507
TOTAL	PS. 3,934,253

AN ANALYSIS OF DEFERRED TAX LIABILITIES (ASSETS) DERIVED FROM TEMPORARY DIFFERENCES IS AS FOLLOWS:

	AMOUNT
PROPERTY AND EQUIPMENT	PS. 2,907,630
INVENTARIES	2,513,769
OTHER ITEMS - NET	(954,009)
TOTAL	PS. 4,467,390

THROUGH DECEMBER 31, 2005, THE CORPORATE INCOME TAX RATE WAS 30%. THE STATUARY INCOME TAX RATE WILL BE 29% IN 2006 AND 28% AS OF 2007.

IN CONFORMITY WITH MEXICAN ACCOUNTING BULLETIN D-4, AT DECEMBER 31, 2005, DEFERRED TAXES ARE RECOGNIZED ON BASICALLY ALL TEMPORARY DIFERENCES USING THE ENACTED INCOME TAX RATE AT THE TIME THE DIFFERENCES ARE EXPECTED TO REVERSE.

CURRENT YEAR INCOME TAX FOR 2005 INCLUDES TAXABLE INVENTORIES FOR THE YEAR HELD AT DECEMBER 31, 2004, SINCE THE COMPANY TOOK THE OPTION EXTENDED UNDER THE INCOME TAX LAW OF DEFERRING INCOME TAX ON INVENTORIES HELD AT THE END OF EACH YEAR SO AS TO SUBSEQUENTLY DEDUCT COST OF SALES.

AT DECEMBER 31, 2005, THE COMPANY HAS ACCRUED TAX LOSS CARRYFORWARDS FOR PS.58,369, WHICH CAN BE AMORTIZED, IN ACCORDANCE WITH THE INCOME TAX LAW, AGAINST TAX PROFITS GENERATED THROUGH 2009.

NOTE 8 - SENIORITY PREMIUMS:

THE COMPANY HAS SET UP A DEFINED BENEFITS TRUST FUND TO COVER SENIORITY PREMIUMS ACCRUING TO EMPLOYEES TO WHICH WORKERS MAKE NO CONTRIBUTIONS. THE BENEFITS ARE DETERMINED USING THE PROJECTED UNIT-CREDIT METHOD.

AT DECEMBER 31, 2005 AN ANALYSIS OF ASSETS, LIABILITIES AND COSTS RELATED TO SENIORITY PREMIUMS, AS WELL AS ASSUMPTIONS CONSIDERED IN THE COMPUTATIONS IS AS FOLLOWS:

	AMOUNT
VESTED BENEFIT OBLIGATION	PS. 124,492
CURRENT BENEFIT OBLIGATION	PS. 239,147
PROJETED BENEFIT OBLIGATION	PS. 242,380
PLANT ASSETS	(228,431)
VARIANCES IN ASSUMPTIONS AND EXPERIENCE ADJUSTMENTS	10,500
NET PROJECTED LIABILITY	PS. 24,449
LABOR COST	PS. 30,779
FINANCING COST	10,782
RETURN ON PLAN ASSETS	(10,328)
AMORTIZATION	(53)
NET PERIOD COST	PS. 31,180
BENEFITS PAID	PS. 13,631
FUND CONTRIBUTIONS	PS. 32,801
AMORTIZATION PERIOD OF VARIANCES ASSUMPTIONS AND EXPERIENCE ADJUNSTMENTS (YEARS)	20.7
DISCOUNT RATE FOR LABOR OBLIGATIONS	5.5%
ANNUAL INCREASE IN SALARIES	1.0%
RETURN ON PLAN ASSETS	5.5%

NOTE 9 - SHAREHOLDER'S EQUITY:

	NOMINAL VALUE	RESTATEMENT	TOTAL
SHARES PLAN FUND	PS.(1,862,033)	PS.(182,716)	PS.(2,044,749)
PREMIUM ON SALE OF SHARES	777,441	1,391,141	2,168,582
PREMIUM ON SALE OF SHARES	PS.(1,084,592)	PS. 1,208,425	PS. 123,833
LEGAL RESERVE	PS. 1,514,822	PS. 1,475,057	PS. 2,989,879
RETAINED EARNINGS FROM PREVIOUS YEARS	21,113,372	11,608,400	32,721,772
RETAINED EARNINGS AND CAPITAL RESERVE	PS.22,628,194	PS.13,083,457	PS.35,711,651
NET INCOME FOR THE YEAR	PS. 9,313,577	PS. 153,772	PS. 9,467,349

NOTE 10 - REPURCHASE OF SHARES:

DURING THE YEAR ENDED DECEMBER 31, 2005, WALMEX REPURCHASED 102,261,900 OF ITS OWN SHARES, OF WHICH 1,500,000 WERE CANCELED AS PER THE RESOLUTION ADOPTED AT THE SHAREHOLDERS' MEETING OF FEBRUARY 24, 2005. AS A RESULT OF THE SHARE REPURCHASES, HISTORICAL CAPITAL STOCK WAS REDUCED BY PS.208,389. THE DIFFERENCE BETWEEN THE THEORETICAL RESTATED VALUE AND THE REPURCHASE COST OF THE SHARES ACQUIRED WAS APPLIED AGAINS RETAINED EARNINGS.

NOTE 11 - AGREEMENTS REACHED AT THE REGULAR SHAREHOLDERS' MEETING HELD ON FEBRUARY 24, 2005:

1. AUTHORIZATION OF A MAXIMUM AMOUNT TO BE USED IN 2005 TO REPURCHASE THE COMPANY'S OWN SHARES OF PS. 6,000,000 (NOMINAL).

2. CANCELLATION OF 105,254,300 SERIES "V" SHARES DUE TO THE REPURCHASE OF THE COMPANY'S OWN SHARES.

3. INCREASE IN THE LEGAL RESERVE OF PS. 268,932 (NOMINAL) THROUGH A CHARGE TO RETAINED EARNINGS. THE INCREASE IN CONSTANT PESOS IS PS. 276,961.

4. A DECLARED DIVIDEND, FOR WHICH SHAREHOLDERS MAY RECEIVE PAYMENT EITHER IN CASH AT PS. 0.63 NOMINAL PESOS OR IN COMPANY SHARES AT AN EXCHANGE FACTOR DETERMINED BASED ON THE CLOSING MARKET PRICE OF THE SHARE ON MARCH 15, 2005 AND THE PS. 0.63 NOMINAL PESOS PER SHARE. SUCH DIVIDEND SHALL BE PAID ON APRIL 1,2005.

5. INCREASE IN THE VARIABLE PORTION OF CAPITAL STOCK FOR UP TO PS.2,752,265 (NOMINAL). SUCH INCREASE WILL BE COVERED BY ISSUING A MAXIMUM OF 137,613,254 COMMON ORDINARY SHARES TO BE USED SOLELY FOR PAYMENT OF THE STOCK DIVIDEND.

THOSE SHARES THAT ARE NOT SUBSCRIBED AND DELIVERED TO THE SHAREHOLDERS SHALL BE CANCELED AND THE PROPOSED CAPITAL INCREASE SHALL BE REDUCED PROPORTIONALLY.

THE SHAREHOLDERS' DEADLINE FOR DECIDING ON WHETHER TO ACCEPT THE CASH DIVIDEND OR THE STOCK DIVIDEND IN TERMS OF THE RESOLUTION ADOPTED AT THE SHAREHOLDERS' MEETING HELD ON FEBRUARY 24, 2005, EXPIRED ON MARCH 30, 2005. THE COMPANY DELIVERED 55,045,303 NEW SERIES "V" SHARES REPRESENTING AN INCREASE OF PS. 2,177,042 (NOMINAL), AND CANCELED 82,567,951 UNSUBSCRIBED SHARES. THIS SITUATION GAVE RISE TO A DECREASE IN CAPITAL STOCK OF PS. 575,223 (NOMINAL).

BASED ON THE PRECEDING PARAGRAPH AND PER ARTICLE 112 OF THE MEXICAN CORPORATIONS ACT THAT ESTABLISHES THAT ALL OF AN ENTITY'S SHARES MUST HAVE THE SAME THEORETICAL VALUE, THE COMPANY RECOMPUTED ITS CAPITAL STOCK BY DETERMINING A FIXED MINIMUM AMOUNT OF PS. 1,081,501 (NOMINAL).

NOTE 12 - STOCK OPTION PLAN FUND

THE EMPLOYEE STOCK OPTION PLAN FUND CONSISTS OF 61,894,000 WALMEX SHARES, OF WHICH 52,759,117 SHARES HAVE BEEN PLACED IN A TRUST CREATED FOR SUCH PURPOSE. ALL EMPLOYEE STOCK OPTIONS ARE GRANTED TO EXECUTIVES AT A VALUE THAT IS NOT LESS THAN THE MARKET VALUE ON THE DATE OF GRANT.

COMPENSATION FOR THE COMPANY'S EMPLOYEE STOCK OPTION PLAN IS MEASURED AND RECORDED FOLLOWING THE GUIDELINES OF INTERNATIONAL FINANCIAL REPORTING STANDARDS NO. 2, IN FORCE AS OF 2005, AS SUPPLEMENTARY GUIDANCE TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN MEXICO.

NOTE 13 - SEGMENT INFORMATION:

THE COMPANY'S SEGMENT INFORMATION WAS PREPARED BASED ON A MANAGERIAL APPROACH AND THE CRITERIA ESTABLISHED IN MEXICAN ACCOUNTING BULLETIN B-5, FINANCIAL INFORMATION BY SEGMENT. THE "OTHERS" SEGMENT CONSISTS OF DEPARTMENT STORES, RESTAURANTS AND REAL ESTATE TRANSACTIONS WITH THIRD PARTIES.

AN ANALYSIS OF SEGMENT INFORMATION AT DECEMBER 31, 2005 IS AS FOLLOWS:

SEGMENT	NET SALES	OPERATING INCOME
SELF SERVICES	PS.152,372,704	PS. 10,120,799
OTHER	12,649,065	2,137,551
CONSOLIDATED	PS.165,021,769	PS. 12,258,350

SEGMENT	PURCHASE OF PROPERTY AND EQUIPMENT	DEPRECIATION
SELF SERVICES	PS. 7,511,448	PS. 2,624,261
OTHER	618,501	486,222
CONSOLIDATED	PS. 8,129,949	PS. 3,110,483

SEGMENT	TOTAL ASSETS	CURRENT LIABILITIES
SELF SERVICES	PS. 68,203,919	PS. 23,508,693
OTHER	9,745,040	1,835,834
UNASSIGNABLE ITEMS	6,830,001	1,582,604
CONSOLIDATED	PS. 84,778,960	PS. 26,927,131

UNASSIGNABLE ITEMS REFER PRIMARILY TO RESERVE LAND, CASH AND CASH EQUIVALENTS OF THE PARENT AND REAL-ESTATE COMPANIES, AS WELL AS INCOME TAX PAYABLE.

THE COMPANY OPERATES IN MEXICO AND MAKES SALES TO THE GENERAL PUBLIC.

NOTE 14 - SUBSEQUENT EVENTS:

ON JANUARY 1, 2006, THE REQUIREMENTS OF THE MEXICAN FINANCIAL INFORMATION STANDARDS RESEARCH AND DEVELOPMENT BOARD (CONSEJO MEXICANO PARA LA INVESTIGACION Y DESARROLLO DE NORMAS DE INFORMACION FINANCIERA, A.C. OR CINIF) WENT INTO EFFECT AND REPLACE THE STANDARDS PREVIOUSLY ISSUED BY THE IMCP. THE ADOPTION OF THESE NEW RULES WILL GIVE RISE TO NO CHANGES IN THE COMPANY'S FINANCIAL STRUCTURE OR IN THE SIGNIFICANT DISCLOSURES HEREIN.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

Quarter: 4 Year: 2005

FILE N° 82-4609

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED

JUDGED INFORMATION

Final Printing

COMPAY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 NUEVA WAL-MART	GEN. MERCHANDISE SALES	881,712	99.99	881,712	12,384,046
2 SUBURBIA	DEPARTMENT STORES	274,923	99.99	274,923	1,098,361
3 VIPS	RESTAURANTS	439,022	99.99	439,022	1,411,749
4 CORPORATE ENTITIES	PROFESIONAL OUTSOURCE	512,379	99.99	640,126	1,479,868
5 REAL ESTATE	R.E. DEVELOPMENT	15,413,237	99.99	15,413,237	40,248,338
TOTAL INVESTMENT IN SUBSIDIARIES				**17,649,020**	**56,622,362**
ASSOCIATEDS					
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					
TOTAL					**56,622,362**

NOTES

THE COLUMN "NUMBER OF SHARES" IS EQUIVALENT TO THE SOCIAL PART EXPRESSED IN THOUSANDS THAT WAL-MART DE MEXICO, S.A. DE C.V. HAS OF THE SUBSIDIARIES; THEY ARE SOCIEDAD DE RESPONSABILIDAD LIMITADA DE CAPITAL VARIABLE.

OCK EXCHANGE CODE: WALMEX
AL-MART DE MEXICO. S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 5
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Quarter: 4 Year: 2005

Final Printing
CONSOLIDATED

OGED INFORMATION

Credit Type/ Institution	Amortization Date	Rate of Interest	Denominated in Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands of $)						Amortizacion of Credits in Foreign Currency With Foreign Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
PPLIERS																
PPLIERS																
F SERVICE STORE			17,994,468	0	0	0	0	0	0	0	1,247,297	0	0	0	0	0
PARTAMENT STORE			921,891	0	0	0	0	0	0	0	51,919	0	0	0	0	0
STAURANTS			210,469	0	0	0	0	0	0	0	3,528	0	0	0	0	0
TAL SUPPLIERS			19,126,828	0	0	0	0	0	0	0	1,302,744	0	0	0	0	0
IER CURRENT LIABILITIES AND IER CREDITS																
HER CURRENT LIAB.W/O T.			4,353,760	0	0	0	0	0	0	0	243,844	0	0	0	0	0
IER CURRENT LIABILITIES AND IER CREDITS			4,353,760	0	0	0	0	0	0	0	243,844	0		0	0	0
TOTAL			23,480,588	0	0	0	0	0	0	0	1,546,588	0	0	0	0	0

ES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

Quarter: 4 Year: 2005

FILE N° 82-4609

POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

JUDGED INFORMATION

BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
3. POSITION IN FOREIGN EXCHANGE					
TOTAL ASSETS	227,063	2,414,818	0	0	2,414,818
LIABILITIES POSITION	145,426	1,546,588	0	0	1,546,588
SHORT TERM LIABILITIES POSITION	145,426	1,546,588	0	0	1,546,588
LONG TERM LIABILITIES POSITION	0		0	0	0
NET BALANCE	81,637	868,230	0	0	868,230

(1) IN THE OBSERVATIONS SECTION WILL MUST SPECIFY THE CURRENCY AND THE EXCHANGE RATE

NOTES

PS. 10.6350 RATE OF EXCHANGE AMERICAN DOLLAR.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

Quarter: 4 Year: 2005

FILE Nº 82-4609

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	15,848,576	21,071,030	5,222,454	0.00	0
FEBRUARY	15,363,568	18,630,940	3,267,372	0.33	10,782
MARCH	14,936,683	21,092,850	6,156,167	0.45	27,703
APRIL	15,672,151	19,838,628	4,166,477	0.36	14,999
MAY	15,899,164	20,739,120	4,839,956	(0.25)	(12,100)
JUNE	15,639,524	19,989,025	4,349,501	(0.10)	(4,350)
JULY	15,760,205	20,163,957	4,403,752	0.39	17,175
AUGUST	17,693,302	21,670,883	3,977,581	0.12	4,773
SEPTEMBER	16,185,751	21,475,730	5,289,979	0.40	21,160
OCTUBER	15,244,111	21,832,215	6,588,104	0.25	16,470
NOVEMBER	14,167,352	24,202,944	10,035,592	0.72	72,256
DECEMBER	14,727,896	28,375,633	13,647,737	0.61	83,251
ACTUALIZATION:					2,648
CAPITALIZATION:					
FOREIGN CORP.:					
OTHER					
TOTAL					254,767

NOTES

MONETARY LIABILITIES DO NOT INCLUDE THE INITIAL EFFECT OF THE DEFERRED INCOME TAX OF PS. 3,827,449 (NOMINAL); THE MONETARY EFFECT OF THIS LIABILITY IS PRESENTED IN DEFERRED INCOME TAXES.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2005**

WAL - MART DE MEXICO, S.A. DE C.V.

FILE Nº
82-4609

BONDS AND MEDIUM TERM NOTES LISTING IN STOCKS MARKET (1)

ANNEX 8

CONSOLIDATED
Final printing

JUDGED INFORMATION

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NON - APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED
NON - APPLY

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **4** YEAR: **2005**

FILE N°
82-4609

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED

JUDGED INFORMATION

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	INSTALLED CAPACITY (1)	UTILIZATION (%)
SELF-SERVICE DISCOUNT STORE	GENERAL MERCHANDISE SALE, GROCERIES AND FRESH	898,895	100
SELF-SERVICE WHOLESALES	MEMBERSHIP GENERAL MERCHANDISE WHOLESALE OUTLETS	523,035	100
SELF-SERVICE HYPERMARKETS	GENERAL MERCHANDISE SALE, GROCERIES AND FRESH	924,530	100
SUPERMARKETS	GROCERIES SALES AND FRESH	92,668	100
APPAREL STORES	APPAREL AND ACCESORY SALE	242,037	100
RESTAURANTS	RESTAURANT-INTERNATIONAL, MEXICAN AND ITALIAN	68,504	100

NOTES

REGARDING RESTAURANTS THE NUMBER OF SEATS IS PRESENTED AS THE INSTALLED CAPACITY.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2005**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

JUDGED INFORMATION

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NON APPLY					

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: WALMEX
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 4 YEAR: 2005

FILE N° 82-4609

SALES DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SALES

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
NET SALES				164,369,238			
OTHER INCOME				652,531			
TOTAL				165,021,769			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **4** YEAR: **2005**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

CONSOLIDATED
Final Printing

FOREIGN SELLS

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
NON APPLY							
TOTAL				0			

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** Quarter: 4 Year: 2005
WAL - MART DE MEXICO, S.A. DE C.V.

CONSOLIDATED
Final Printing

FILE N° 82-4609

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

JUDGED INFORMATION

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
V		43	529,735,340	3,793,222,795		4,322,958,135	1,081,501	7,744,196
TOTAL			**529,735,340**	**3,793,222,795**	**0**	**4,322,958,135**	**1,081,501**	**7,744,196**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
4,322,958,135
SHARES PROPORTION BY:

CPO'S:
UNITS:
ADRS's:
GDRS's:
ADS's:
GDS's:

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
V	100,761,900	45.70642	59.01000

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **4** YEAR: **2005**
WAL - MART DE MEXICO, S.A. DE C.V.

PROJECT´S INFORMATION
(PROJECT, AMOUNT USED AND PERCENTAGE OF PROGRESS)

ANNEX 13

JUDGED INFORMATION **CONSOLIDATED**
Final Printing

WE ARE WRAPPING UP THE INFORMATION RELATED WITH THIS ANNEX.

FOREIGN CURRENCY TRANSACTIONS AND CONVERSION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS
(INFORMATION RELATED TO BULLETIN B-15)

ANNEX 14

CONSOLIDATED
Final Printing

JUDGED INFORMATION

FOREIGN CURRENCY BALANCES ARE TAKEN AT PS. 10.6350 PESOS PER DOLLAR, AS SHOWN BELOW:

	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS
ASSETS	US$ 227,063	PS. 2,414,818
SUPPLIERS	US$ 122,497	PS. 1,302,744
OTHER CURRENT LIABILITIES	US$ 22,929	PS. 243,844

DURING 2005, THE COMPANY HAD AN EXCHANGE GAIN AMOUNTING TO PS. 7,860 DERIVED FROM EXCHANGE RATE FLUCTUATIONS.

FILE N°
82-4609

WAL★MART®
MEXICO

EMPRESA SOCIALMENTE RESPONSABLE

WALMEX

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS RESULTS FOR 2005 AND JANUARY 2006 SALES

Mexico City, February 9, 2006

2005 was a year of continuous profitable growth:
Sales, operating expenses as a percentage of total revenues, operating income, EBITDA, and net income were the best ever for the Company.

Today, Wal-Mart de Mexico (WALMEX) reported results for the year 2005. An 18.2% increase in sales over the previous year, 13.7% in real terms, once the period's inflation is accounted for, combined with improvements in gross margin and a lower level of operating expenses, allowed operating income to increase 24% in real terms versus the level achieved in 2004. EBITDA for the year amounted to $15,369 million pesos and represented 9.3% of total revenues, a growth in real terms of 22% over last year's levels.

For the fourth quarter 2005, sales increased 18.4%, 14.8% in real terms once the period's inflation is accounted for. Operating income increased 25% in real terms versus 2004. EBITDA amounted to $5,304 million pesos and represented 10.6% of total revenues, a growth in real terms of 22% over last year's levels.

Regarding results achieved by the Company, Eduardo Solorzano, President and Chief Executive Officer of Wal-Mart de Mexico said: "I want to thank our associates for their effort and productivity, our suppliers for their support and our customers for their confidence in us. This allowed us to achieve during 2005 the best results ever in the history of our Company. 2005 was also the year in which we have grown the most, investing $8,130 million pesos, equivalent to 764 million dollars, and created 15,238 new direct and permanent jobs. I would like to highlight our discipline for growth, and our focus on profitability, reflected in the increase in return on capital employed, that went from 22.9% in 2004 to 26.5% in 2005.
For this year, we reaffirm our commitment to continue growing in a profitable way, creating jobs, and offering with more efficiencies and in more places a better product offering, thus contributing to fulfill our vision of improving the quality of life for the Mexican families"

Main figures are:

January – December Results

	2005		2004		Real Growth
	M$ Millions	%	*M$ Millions*	%	%
Net Sales	164,369		144,520		14
Other Income	653		617		6
Total Revenues	165,022	100.0	145,137	100.0	14
Cost of Sales	129,857	78.7	114,618	79.0	13
Gross Profit	35,165	21.3	30,519	21.0	15
Operating Expenses	22,907	13.9	20,669	14.2	11
Operating Income	12,258	7.4	9,850	6.8	24
EBITDA	15,369	9.3	12,554	8.6	22
Income tax and employee profit sharing	3,934	2.4	2,598	1.8	51
Net Income	9,467	5.7	8,092	5.6	17
EPS last 12 months (in pesos)	2.163		1.826		18

FILE N°
82-4609

Fourth Quarter (October - December)

	2005		2004		Real Growth
	M$ Millions	%	*M$ Millions*	%	%
Net Sales	50,040		43,601		15
Other Income	167		158		5
Total Revenues	50,207	100.0	43,759	100.0	15
Cost of Sales	39,274	78.2	34,402	78.6	14
Gross Profit	10,933	21.8	9,357	21.4	17
Operating Expenses	6,361	12.7	5,702	13.0	12
Operating Income	4,572	9.1	3,655	8.4	25
EBITDA	5,304	10.6	4,346	9.9	22
Net Income	3,538	7.0	3,606	8.2	(2)
EPS for the quarter (in pesos)	0.818		0.822		(0)

The Company's cash position as of December 31, 2005 was $14,161 million pesos, equivalent to $1,332 million dollars.

January 2006 Sales:

During the month of January 2006, sales were $15,245 million pesos. This figure represents a 18.6% increase over sales reported the same month last year, and a 14.1% real increase, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year, registered an increase of 9.3%, and of 5.2% in real terms compared to the same month of 2005.

Real Growth

	January	
	2006	2005
Total sales growth (%)	14.1	13.1
Comparable sales growth (%)	5.2	6.5

Considering the four-week period from December 31, 2005 to January 27, 2006 that compares with the four-week period ending January 28, 2005, sales growth was as follows:

Real Growth

	4 weeks	
	2006	2005
Total sales growth (%)	17.7	12.3
Comparable sales growth (%)	8.5	5.8

Shareholders Meeting 2006:

During today's session, The Board of Directors agreed to the following:

- There will be a split of 2 shares for each existing share. The exchange of shares will take place on February 16, 2006.
- To call for the Annual Shareholders Meeting in Mexico City on February 28, 2006. Main issues will be:
  - Approval of the financial information for 2005.
  - Approval to cancel 100,761,900 shares that after the split will be 201,523,800 from the share repurchase program, that are now in treasury.
  - Approval of the project of granting a dividend of $0.38 pesos per share, payable either in cash or in stock, as each shareholder chooses. The number of shares that would be given to the shareholders that opt for the dividend payment in stock would be based on the closing price at the Mexican Stock Exchange on March 22, 2006, and the dividend would be paid on April 7, 2006.
  - Designation or ratification of the members of the board and examiners.

Summons to the Shareholders Meeting will be available on our web page.

Sponsored ADR Program:
Wal-Mart de Mexico has appointed Bank of New York as the new Depositary Bank for its sponsored Level I ADR program.

Openings during the month of January:
We opened one Sam's Club in Tulancingo, Hidalgo. Additionally, during February we have opened one Bodega Aurrera in Salvatierra, Guanajuato.

Company Description:
WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 785 units, broken down as follows:

204	Bodegas Aurrera
70	Sam's Clubs
105	Wal-Mart Supercenters
55	Superamas
53	Suburbias
298	Restaurants, including franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM	WalmexV.Mx	WMMVY
	WMMVY US	WMMVY.Pk	

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

Information About the Company:

Corporate Affairs: Raul Argüelles, raul.arguelles@wal-mart.com, TEL. (52 55) 5387-9241
Investor Relations: Mariana Rodriguez, m.rodriguez@wal-mart.com, TEL. (52 55) 5283-0289

FILE N°
82-4609

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

Thousands of Mexican pesos with purchasing power at December 31, 2005

	December 31,			
		2005		2004
Assets				
Current assets:				
Cash and cash equivalents	Ps.	14,161,107	Ps.	12,240,726
Accounts receivable - net		2,628,877		2,005,302
Inventories		14,098,156		12,369,701
Prepaid expenses		494,378		363,058
Total current assets		31,382,518		26,978,787
Property and equipment - net		53,396,442		47,285,350
Total assets	Ps.	84,778,960	Ps.	74,264,137
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable to suppliers	Ps.	20,429,572	Ps.	16,550,510
Other accounts payable		6,497,559		3,903,174
Total current liabilities		26,927,131		20,453,684
Long-term other liabilities		1,559,457		141,100
Deferred income tax		4,467,390		5,132,814
Seniority premiums		24,449		25,668
Total liabilities		32,978,427		25,753,266
Shareholders' equity:				
Capital stock		16,790,013		14,954,029
Legal reserve		2,989,879		2,712,918
Retained earnings		42,189,121		40,146,620
Accumulated result of restatement		(10,292,313)		(9,865,632)
Premium on sale of shares		2,168,582		2,170,953
Employee stock option plan fund		(2,044,749)		(1,608,017)
Total shareholders' equity		51,800,533		48,510,871
Total liabilities and shareholders' equity	Ps.	84,778,960	Ps.	74,264,137

FILE N°
82-4609

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
Thousands of Mexican pesos with purchasing power at December 31, 2005

	Year ended December 31,			
	2005		2004	
Net sales	Ps.	164,369,238	Ps.	144,520,054
Other income		652,531		617,208
Total revenues		165,021,769		145,137,262
Cost of sales		129,856,519		114,618,090
Gross profit		35,165,250		30,519,172
Operating expenses		22,906,900		20,669,000
Operating income		12,258,350		9,850,172
Comprehensive financing income:				
Financial income - net		1,132,206		793,235
Exchange gain		7,860		2,944
Monetary position gain		254,767		258,668
		1,394,833		1,054,847
Other expenses - net		251,581		215,317
Income before income tax and employee profit sharing		13,401,602		10,689,702
Income tax and employee profit sharing		3,934,253		2,597,616
Net income	Ps.	9,467,349	Ps.	8,092,086
Earnings per share (in pesos)	Ps.	2.163	Ps.	1.826

FILE N°
82-4609

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
Thousands of Mexican pesos with purchasing power at December 31, 2005

	Year ended December 31,			
		2005		2004
Operating activities				
Net income	Ps.	9,467,349	Ps.	8,092,086
Charges (credits) not requiring the use of (providing) resources:				
Depreciation		3,110,483		2,703,858
Seniority premiums		31,180		27,576
Deferred income tax		(648,991)		(347,209)
		11,960,021		10,476,311
Changes in:				
Accounts receivable		(623,575)		149,589
Inventories		(2,184,252)		(1,260,281)
Prepaid expenses		(131,320)		(12,951)
Accounts payable to suppliers		3,879,062		364,340
Other accounts payable		2,577,952		(178,720)
Seniority premiums		(32,801)		(29,712)
Resources provided by operating activities		15,445,087		9,508,576
Financing activities				
Long-term other liabilities		1,418,357		86,057
Repurchase of shares		(4,754,755)		(4,040,526)
Payment of dividends		(542,662)		(491,574)
Resources used in financing activities		(3,879,060)		(4,446,043)
Investing activities				
Purchase of property and equipment		(8,129,949)		(6,264,496)
Sale and retirement of property and equipment		361,382		684,833
Property under capital lease		(1,437,976)		-
Employee stock option plan - net		(439,103)		(28,488)
Resources used in investing activities		(9,645,646)		(5,608,151)
Increase (decrease) in cash and cash equivalents		1,920,381		(545,618)
Cash and cash equivalents at beginning of year		12,240,726		12,786,344
Cash and cash equivalents at end of year	Ps.	14,161,107	Ps.	12,240,726

FILE N°
82-4609

WAL★MART
MEXICO

EMPRESA SOCIALMENTE RESPONSABLE

WALMEX

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO, S.A. DE C.V.
NOTICE TO SHAREHOLDERS

Mexico City, February 9, 2006

Today, the Board of Directors of Wal-Mart de Mexico, S.A. de C.V. agreed to have a split of two new shares for each existing share, thus the capital stock of the Company will be represented by 8,645,916,270 shares.

On February 16, 2006, current titles with coupon 43 will be exchanged for the new titles.

The issuance of the new shares does not affect the capital stock.

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 785 units, broken down as follows:

- 204 Bodegas Aurrera
- 70 Sam's Clubs
- 105 Wal-Mart Supercenters
- 55 Superamas
- 53 Suburbias
- 298 Restaurants, including franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM	WalmexV.Mx	WMMVY
	WMMVY US	WMMVY.Pk	

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

Information About the Company:

Corporate Affairs: Raul Argüelles, raul.arguelles@wal-mart.com, TEL. (52 55) 5387-9241
Investor Relations: Mariana Rodriguez, m.rodriguez@wal-mart.com, TEL. (52 55) 5283-0289